Terms of Preferred Shares Series 12

     The following are the rights, privileges, restrictions and conditions attaching to the Preferred Shares Series 12:

(i)	DIVIDENDS

1.     The holders of Preferred Shares Series 12 shall be entitled to receive and the Bank shall pay thereon as and when declared by the Board of Directors of the Bank, subject to the provisions of the Bank Act, non-cumulative preferential cash dividends payable on each Dividend Payment Date (as hereinafter defined) in each year at a quarterly rate equal to $0.328125 per share. The first of such dividends, if declared, shall be paid on October 28, 1998 and shall be $0.381164 per share, based on the anticipated issue date of July 14, 1998.

2.     (a)     Dividends on the Preferred Shares Series 12 shall be paid by cheque of the Bank, in lawful money of Canada payable at par at any branch of the Bank in Canada in the amount of the applicable dividend, rounded to the nearest whole cent ($0.01), (less any tax required to be deducted and withheld by the Bank). The mailing by ordinary unregistered first class prepaid mail of such a cheque to a registered holder of Preferred Shares Series 12 to the address of such registered holder as it appears on the books of the Bank, or if the address of any such holder does not so appear, then to the last known address of such holder, on or before the fifth Business Day prior to the Dividend Payment Date shall be deemed to be payment and shall satisfy and discharge all liabilities for dividends payable on such Dividend Payment Date to the extent of the amount represented thereby (plus any tax deducted and withheld therefrom as required by law) unless such cheque is not paid upon due presentation, provided that if the Preferred Shares Series 12 are held in the Book-Entry System, the Bank shall provide or cause to be provided to the depository funds in the aggregate amount of the dividends payable on such Dividend Payment Date (i) by cheque of the Bank delivered to the depository not less than two Business Days prior to such Dividend Payment Date or (ii) on or prior to the Dividend Payment Date in such manner as the Bank and the Depository shall agree. A dividend which is represented by a cheque which has not been duly presented for payment within six years after it was issued or that otherwise remains unclaimed for a period of six years from the date on which it was declared to be payable and set apart for payment shall be forfeited to the Bank.

     (b)     If the Board of Directors of the Bank does not declare the dividends, or any part thereof, on the Preferred Shares Series 12, on or before the Dividend Payment Date for a particular quarter then the entitlement of the holders of the Preferred Shares Series 12 to such dividends, or to any part thereof, for such quarter shall be forever extinguished.

(ii)	RIGHTS ON LIQUIDATION

     In the event of the liquidation, dissolution or winding-up of the Bank or any distribution of assets of the Bank for the purpose of winding up its affairs, the holders of the Preferred Shares Series 12 shall be entitled to receive the sum of $25.00 for each Preferred Share Series 12, together with all dividends declared and unpaid to the date of distribution, before any amounts shall be paid or any assets of the Bank shall be distributed to the holders of any shares ranking junior to the Preferred Shares Series 12. The holders of the Preferred Shares Series 12 shall not be entitled to share in any further distribution of the property or assets of the Bank.

(iii)	PURCHASE FOR CANCELLATION

     Subject to Section (v) hereof, and to the provisions of the Bank Act, including the prior consent of the Superintendent of Financial Institutions Canada or the official of the Government of Canada having at the time similar authority (the “Superintendent”), the Bank may at any time or times purchase for cancellation the whole or any part of the Preferred Shares Series 12 outstanding from time to time, in the open market, at the lowest price or prices at which, in the opinion of the Board of Directors of the Bank, such shares are obtainable.

(iv)	REDEMPTION

     1.     Subject to Section (v) hereof and to the provisions of the Bank Act, including the prior consent of the Superintendent, the Preferred Shares Series 12 shall be redeemable as follows:

Prior to October 29, 2013, the Bank may not redeem any of the Preferred Shares Series 12.

On or after October 29, 2013, the Bank, upon giving notice as hereinafter provided, may redeem, at any time all, or from time to time any part, of the outstanding Preferred Shares Series 12, at the option of the Bank to be stipulated in the notice hereinafter provided by the payment of an amount in cash for each such share so redeemed equal to the sum of $25.00 together with declared and unpaid dividends to the date fixed for redemption, the whole constituting the “Cash Redemption Price”

     2.     In the case of partial redemptions, Preferred Shares Series 12 to be redeemed shall be selected by lot (in single shares or in units of 10 shares or less) or in such manner as the Board of Directors of the Bank in its sole discretion may, by resolution, determine.

     3.     Subject to the provisions of Section (vii), in any case of redemption of Preferred Shares Series 12 hereunder, the Bank shall, at least 30 days and not more than 60 days before the date fixed for redemption, give to each person who at the date of mailing is the holder of Preferred Shares Series 12 to be redeemed a notice in writing of the intention of the Bank to redeem such shares. Such notice shall be given by prepaid mail addressed to each holder of Preferred Shares Series 12 to be redeemed at the last address of such holder as it appears on the books of the Bank or, in the event of the address of any holder not so appearing, then to the address of such holder last known to the Bank; provided that the accidental failure or omission to give any such notice as aforesaid to one or more of such holders shall not affect the validity of the redemption as to the other holders of the Preferred Shares Series 12 to be redeemed. Such notice shall set out the number of such Preferred Shares Series 12 held by the person to whom it is addressed which are to be redeemed, the Cash Redemption Price and the date on which the redemption is to take place. In addition to the foregoing notice, the Bank shall publish a single notice, in the manner in which it publishes dividend notices, of its intention to redeem a specified number of Preferred Shares Series 12.

     4.     Subject to the provisions of Section (vii), on and after the date so specified for redemption, the Bank shall either pay or cause to be paid to the holders of the Preferred Shares Series 12 to be redeemed the Cash Redemption Price on presentation and surrender at any office of the transfer agent and registrar of the Bank for the Preferred Shares Series 12, or at any other place or places within Canada designated by such notice, of the certificate or certificates for the Preferred Shares Series 12 so called for redemption. Such payment shall be made by cheque payable at par at any branch in Canada of the Bank. If a part only of such Preferred Share Series 12 represented by any certificate shall be redeemed, a new certificate for the balance shall be issued at the expense of the Bank. Subject to the following paragraph 5 of this section (iv), from and after the date specified in any such notice, the Preferred Shares Series 12 called for redemption shall be deemed to be redeemed and the holders thereof shall cease to be entitled to dividends and shall not be entitled to exercise any of the rights of shareholders in respect thereof unless payment of the Cash Redemption Price shall not be duly made by the Bank upon presentation and surrender of the certificate or certificates for the Preferred Shares Series 12.

     5.     At any time after notice of redemption is given as aforesaid, the Bank shall have the right to deposit the moneys representing the Cash Redemption Price of any or all Preferred Shares Series 12 called for redemption with the Bank or with any trust company or trust companies in Canada named in the notice of redemption, including the transfer agent and registrar for the Preferred Shares Series 12, to the credit of a special account or accounts in trust for the respective holders of such shares, to be paid upon surrender to the Bank or such trust company or trust companies of the certificate or certificates representing the same. Any such deposit shall constitute payment and satisfaction of the Cash Redemption Price of the shares for which the deposit is made and the rights of the holders of such shares shall be limited to receiving the proportion (less any tax required to be deducted or withheld therefrom) of the amounts so deposited applicable to such shares (which amount for greater certainty shall include all declared and unpaid dividends up to and including the date fixed for redemption), without interest upon presentation and surrender of the certificates representing the Preferred Shares Series 12 being redeemed. Any interest allowed on such deposit shall belong to the Bank.

(v)	RESTRICTIONS ON DIVIDENDS AND RETIREMENT OF SHARES

     So long as any of the Preferred Shares Series 12 is outstanding, the Bank shall not at any time, without the approval of the holders of the Preferred Shares Series 12 given as provided in Section (ix):

(a)	declare, pay or set apart for payment any dividend on its Common Shares or any other shares ranking junior to the Preferred Shares Series 12 (other than stock dividends in any shares ranking junior to the Preferred Shares Series 12); or

(b)	redeem, purchase or otherwise retire any Common Shares or any other shares ranking junior to the Preferred Share Series 12 (except out of the net cash proceeds of a substantially concurrent issue of shares ranking junior to the Preferred Shares Series 12); or

(c)	redeem, purchase or otherwise retire less than all the Preferred Shares Series 12; or

(d)	except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching to any series of Preferred Shares redeem, purchase or otherwise retire any other shares ranking on a parity with the Preferred Shares Series 12;

unless, in each case, all dividends up to and including those payable on the dividend payment date for the last completed period for which dividends shall be payable shall have been declared and paid or set apart for payment in respect of each series of cumulative Preferred Shares then issued and outstanding and on all other cumulative shares ranking on a parity with the Preferred Shares and there shall have been paid or set apart for payment all declared dividends in respect to each series of non-cumulative Preferred Shares (including the Preferred Shares Series 12) then issued and outstanding and on all other non-cumulative shares ranking on a parity with the Preferred Shares.

(vi)	VOTING RIGHTS

     Holders of Preferred Shares Series 12 shall not be entitled as such to receive notice of or to attend or to vote at any meeting of the shareholders of the Bank unless and until the first time at which the Board of Directors of the Bank has not declared the whole dividend on the Preferred Shares Series 12 in any quarter. In that event, subject as hereinafter provided, such holders shall be entitled to receive notice of and to attend meetings of shareholders at which directors are to be elected and shall be entitled to one (1) vote for each Preferred Share Series 12 held (collectively, the “voting rights”). The voting rights of the holders of the Preferred Shares Series 12 shall forthwith cease upon payment by the Bank of the first dividend on the Preferred Shares Series 12 to which the holders are entitled hereunder subsequent to the time such voting rights first arose until such time as the Bank may again fail to declare the whole dividend on the Preferred Shares Series 12 in any quarter, in which event such voting rights shall become effective again and so on from time to time.

(vii)	REGISTRATION OF PREFERRED SHARES SERIES 12 AND PURCHASE, TRANSFER, REDEMPTION AND EXCHANGE THROUGH THE BOOK-ENTRY SYSTEM

     1.     Except as otherwise provided in section (vii)2 below, the Preferred Shares Series 12 will be issued in “book-entry only” form and must be purchased, transferred, redeemed or exchanged through participants (“Participants”) in the Book-Entry System of The Canadian Depository for Securities Limited or a successor (collectively “CDS”), or its nominee, which include securities brokers and dealers, banks and trust companies. The Preferred Shares Series 12 will be represented in the form of a single fully-registered global certificate in the aggregate number of Preferred Shares Series 12 issued by the Bank and outstanding (the “Global Certificate”) and shall be registered in the name of CDS, or its nominee. Except as described in section (vii)2 below, no beneficial holder of Preferred Shares Series 12 will be entitled to a certificate or other instrument from the Bank or CDS evidencing that person’s ownership thereof, and no beneficial holder will be shown on the records maintained by CDS except through a book-entry account of a Participant acting on behalf of such purchaser.

     2.     If (i) the Bank determines, or CDS notifies the Bank in writing, that CDS is no longer willing or able to discharge properly the responsibilities as depository with respect to the Preferred Share Series 12 and the Bank is unable to locate a qualified successor, or (ii) the Bank at its option elects, or is required by law, to terminate the book entry system, then certificates representing the Preferred Shares Series 12 will be issued to beneficial holders thereof or their nominees.

     3.     A transfer, redemption or exchange of Preferred Shares Series 12 will be effected through records maintained by CDS, or its nominee, with respect to interests of Participants, and on the records of Participants with respect to interests of persons other than Participants. Beneficial holders of Preferred Shares Series 12 who are not Participants, but who desire to purchase, sell or otherwise transfer or exchange ownership of or other interests in the Preferred Shares Series 12, may do so only through Participants.

     4.     Payments of dividends and other amounts in respect of the Preferred Shares Series 12 will be made by the Bank to CDS, or its nominee, as the case may be, as registered holder of the Preferred Shares Series 12. As long as CDS, or its nominee, is the registered owner of the Preferred Shares Series 12, CDS, or its nominee, as the case may be, will be considered the sole owner of the Preferred Shares Series 12 for the purposes of receiving payment on the Preferred Shares Series 12.

(viii)	ISSUE OF ADDITIONAL PREFERRED SHARES AND AMENDMENTS TO PREFERRED SHARES SERIES 12

A.	Issue of Additional Preferred Shares

     The Bank may issue other series of Preferred Shares ranking on a parity with the Preferred Shares Series 12 without the authorization of the holders of the Preferred Shares Series 12.

B.	Amendments to Preferred Shares Series 12

     The Bank will not without, but may from time to time with, the approval of the holders of the Preferred Shares Series 12 given as specified in Section (ix) delete or vary any rights, privileges, restrictions and conditions attached to the Preferred Shares Series 12. In addition to the aforementioned approval, the Bank will not without, but may from time to time with, the prior consent of the Superintendent make any such deletion or variation which might affect the classification afforded the Preferred Shares Series 12 from time to time for capital adequacy purposes pursuant to the Bank Act, the Regulations and any Guidelines thereunder.

(ix)	APPROVAL OF HOLDERS OF PREFERRED SHARES SERIES 12

     Any approval given by the holders of Preferred Shares Series 12 shall be deemed to have been sufficiently given if it shall have been given by a resolution passed at a general meeting of the holders of the Preferred Shares Series 12 duly called and held upon not less than 21 days’ notice at which the holders of at least a majority of the outstanding Preferred Shares Series 12 are present or are represented by proxy and carried by the affirmative vote of not less than 66⅔% of the votes cast at such meeting. If at any such meeting, the holders of a majority of the outstanding Preferred Shares Series 12 are not present or represented by proxy within one-half hour after the time appointed for such meeting, the meeting shall be adjourned to such date not less than 21 days thereafter and to such time and place as may be designated by the chairman, and not less than 15 days’ written notice shall be given of such adjourned meeting. At such adjourned meeting, the holders of the Preferred Shares Series 12 present or represented by proxy may transact the business for which the meeting was originally called and a resolution passed thereat by the affirmative vote of not less than 66⅔% of the votes cast at such meeting shall constitute the approval of the holders of the Preferred Shares Series 12. On every poll taken at any such meeting or adjourned meeting, every holder of Preferred Shares Series 12 shall be entitled to one (1) vote in respect of each Preferred Share Series 12 held. Subject to the foregoing, the formalities to be observed in respect of the giving of notice of any such meeting or adjourned meeting and conduct thereof shall be those from time to time prescribed in the by-laws of the Bank with respect to meetings of shareholders.

(x)	EXCHANGE OPTION

     1.     A holder of Preferred Shares Series 12 may, at the option of such holder, following notice from the Bank, if and when given under this Section (x) from time to time, exchange on the Exchange Date (as hereinafter defined), all but not less than all of the Preferred Shares Series 12 held by such holder for an equal aggregate number of fully-paid and freely tradeable New Preferred Shares without the payment of any further consideration therefor on the terms and conditions hereinafter set forth (which option is hereinafter referred to as the “Exchange Option”). The Bank shall, in any such notice referred to in this Section (x)1,

(a)	set a date for exchange of the Preferred Shares Series 12 (each such date being herein referred to as an “Exchange Date”), which date shall be any Dividend Payment Date, and

(b)	describe the steps required to be taken by a holder in order to exercise the Exchange Option.

     Any notice, as so provided, shall be given not less than 30 nor more than 60 days prior to the relevant Exchange Date, shall be irrevocable, shall apply to all of the Preferred Shares Series 12 then outstanding and shall remain in effect to and including the relevant Exchange Date. The Bank may provide notice as herein provided from time to time at its option, but only with the prior written approval of the Superintendent.

     In addition to the notice referred to above, the Bank shall provide or cause to be provided all such other relevant information (including information relating to income tax matters) which the Bank reasonably considers appropriate to assist such holder in making a decision whether or not to exercise the Exchange Option.

     2.     Upon receipt of a notice by the Bank referred to in Section (x)1, the Exchange Option may be exercised, with respect to all but not less than all of the Preferred Shares Series 12 held by such holder, by any holder of Preferred Shares Series 12 by surrendering to the transfer agent and registrar for the Preferred Shares Series 12 at its principal offices in any of the cities of Vancouver, Calgary, Winnipeg, Toronto, Montreal and Halifax on or before the Exchange Date, certificate or certificates evidencing the Preferred Shares Series 12 to be exchanged, with the appropriate form of notice to the Bank of the exercise of the Exchange

Option on the reverse thereof, or otherwise attached to the Preferred Shares Series 12 certificates, duly executed by the holder or the authorized representative thereof in a manner satisfactory to the Bank and providing the name or names (the “Transferee”) in which the certificate or certificates representing the New Preferred Shares issuable in connection with the exercise of the Exchange Option are to be issued if other than the holder of the Preferred Shares Series 12, and a written declaration, if required by the Bank Act or any other applicable law, as to the residence and share ownership status of the Transferee and such other matters as may be required by applicable law in order to determine the entitlement of such Transferee to hold such New Preferred Shares.

     3.     Upon receipt of the certificate or certificates evidencing the Preferred Shares Series 12 with the appropriate form of notice for the exercise of the Exchange Option as set forth in Section (x)2 above, duly executed by the holder thereof or such holder’s authorized representative, the Bank shall within five Business Days of such Exchange Date, issue New Preferred Shares in aggregate number equal to the aggregate number of Preferred Shares Series 12 surrendered for exchange in accordance with Section (x)2 on such Exchange Date. The New Preferred Shares shall be issued in accordance with the instructions of each of the holders of the Preferred Shares Series 12 to be so exchanged and each of the holders of such Preferred Shares Series 12 (or such holder’s nominee(s) or Transferee) shall be entitled to be entered in the register of holders of New Preferred Shares as at the Exchange Date, as the holder of the number of New Preferred Shares into which such Preferred Shares Series 12 are so exchanged. At the time of the exchange, each holder of Preferred Shares Series 12 shall be deemed to have exchanged and transferred to the Bank all of such holder’s right, title and interest in and to the Preferred Shares Series 12 and shall cease to be a holder thereof and all rights of such holders as a holder of Preferred Shares Series 12 shall cease and such person shall thereafter be deemed to be and shall be for all purposes a holder of New Preferred Shares.

(xi)	INTERPRETATION

A.	Interpretation

1.	For the purposes hereof, the following expressions have the following meanings:

(a)	“Bank Act” means the Bank Act, Statutes of Canada, 1991, Chapter 46, and any statute hereafter enacted in substitution therefor, as such Act, or substituted Act, may be amended from time to time;

(b)	“Book-Entry System” means the record entry securities transfer and pledge system known as at the date of first issue of the Preferred Shares Series 12 by the name “Depository System”, which is administered by CDS in accordance with the operating rules and procedures of the securities settlement service of CDS for book-entry only securities in force from time to time or any successor system thereof;

(c)	“Business Day” means a day other than a Saturday, a Sunday or any other day which is a national holiday in Canada;

(d)	“Cash Redemption Price” has the meaning attributed thereto in Section (iv)1;

(e)	“CDS” has the meaning attributed thereto in Section (vii)1;

(f)	“Dividend Payment Dates” means the third last Business Day of each of the months of January, April, July and October in each year;

(g)	“Exchange Date” has the meaning attributed thereto in Section (x)1;

(h)	“Exchange Option” has the meaning attributed thereto in Section (x) 1;

(i)	“New Preferred Shares” means a new series of Preferred Shares which may be issued by the Bank at its option and which, if issued shall be in an aggregate number equal to the aggregate number of Preferred Shares Series 12 outstanding at that time and which at such time shall qualify as Tier 1 capital for regulatory capital purposes of the Bank;

(j)	“Participants” has the meaning attributed thereto in Section (vii)1;

(k)	“Preferred Shares” means the preferred shares of the Bank as a class;

(l)	“Superintendent” has the meaning attributed thereto in Section (iii);

(m)	“Transferee” has the meaning attributed thereto in Section (x)2; and

(n)	The expression “in priority to”, “on a parity with”, “ranking equally with”, “ranking prior to” and “ranking junior to” and similar expressions as used herein have reference to the order of priority only in payment of dividends and/or in the distribution of assets in the event of any liquidation, dissolution of winding up of the Bank, whether voluntary or involuntary, or distribution of the assets of the Bank among its shareholders for the purpose of winding up its affairs.

B.	Other Payment Matters

(1)	In the event that any date on which any dividend on the Preferred Shares Series 12 is payable by the Bank, or on or by which any other action is required to be taken by the Bank hereunder, is not a Business Day, then such dividend shall be payable, or such other action shall be required to be taken, on or by the next succeeding day that is a Business Day.

(2)	In the event of the non-receipt of a cheque by the holder of the Preferred Shares Series 12 entitled to such cheque, or the loss or destruction thereof, the Bank, upon being furnished with reasonable evidence of such non-receipt, loss or destruction, and an indemnity reasonably satisfactory to the Bank, shall issue to such holder a replacement cheque for the amount of such cheque.

(xii)	TAX ELECTION

     The Bank shall elect, in the manner and within the time provided under the Income Tax Act (Canada), under section 191.2 of the said Act or any successor or replacement provision of similar effect, and take all other necessary action under such Act, to pay tax at a rate such that no holder of the Preferred Shares Series 12 will be required to pay tax on dividends received on the Preferred Shares Series 12 under section 187.2 of such Act or any successor or replacement provision of similar effect.